RESIGNATION LETTER

March 13, 2015

Board of Directors
TetriDyn Solutions, Inc.

Dear Ms. Hempstead and Gentlemen:

I hereby resign from all positions as an officer and director of TetriDyn Solutions, Inc. (the “Corporation”), upon acceptance by the board of directors.

My resignation is not the result of any disagreement with the Corporation on any matter relating to its operations, policies, or practices.

Sincerely, /s/ Larry Ybarrondo Larry Ybarrondo